Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-219332

Investment Company Act File No. 811-22963

ALTEGRIS KKR COMMITMENTS MASTER FUND

(the “Fund”)

Supplement dated November 13, 2020 to the

Prospectus and Statement of Additional Information (the “SAI”), dated August 3, 2020

IMPORTANT ANNOUNCEMENT

On November 9, 2020, the Board of Trustees (the “Board”) of Altegris KKR Commitments Master Fund (the “Fund”) approved a new investment advisory agreement between iCapital Registered Fund Adviser LLC (“iCapital RF Adviser”), an affiliate of Institutional Capital Network, Inc. (“iCapital Network”), and the Fund (the “New Advisory Agreement”). On November 9, 2020, the Board also approved a new investment sub-advisory agreement between iCapital RF Adviser and StepStone Group LP (the “New Sub-Advisory Agreement”) and a new Distribution Agreement with iCapital Securities, LLC (“iCapital Securities”), a registered broker/dealer affiliate of iCapital Network (the “New Distribution Agreement”), to serve as the Fund’s new distributor. Each of the New Advisory Agreement and the New Sub-Advisory Agreement is subject to the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) entitled to vote at a special meeting of Fund shareholders that is expected to take place in December 2020 (the “Special Meeting”). If the New Advisory Agreement and New Sub-Advisory Agreement are approved at the Special Meeting, iCapital RF Adviser would replace Altegris Advisors, LLC as the Fund’s investment adviser, StepStone would continue to serve as the Fund’s sub-adviser, and the Fund would enter into the New Distribution Agreement with iCapital Securities. For more information about the proposals to be voted on at the Special Meeting, please review the Fund’s definitive proxy statement that is expected to be filed with the Securities and Exchange Commission in the next week.

Please retain this supplement for future reference.